LEAD INVESTOR ^



Andrew Assalian

I am investing in Hypnos Virtual because I believe the future of media and entertainment will be shaped by pioneering technology like Scentscape. I produce media and content for technology companies. As a Senior Vice President of Video at Viewstream where our clients include seventeen of the Fortune 100, including UPS, Coca-Cola and Toyota-Lexus and sixteen of the top one hundred software companies, including Adobe, Autodesk, and Microsoft, it is my job is to know where technology trends are heading I believe Hypnos Virtual has created an exciting and innovative immersive media technology in Scentscape and that it is clearly taking streaming media to a new level. I am excited to be an investor. I look forward to promoting Scentscape and spreading the word to early adopters so they can also use this fascinating technology to create immersive experiences and share them with the world.

Invested $50,000 this round